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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 1 2002 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Giordano Dellacamera Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 Summer Street
(No. and Street)

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Barresi 203-327-7816 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name — *if individual, state last, first, middle name*)

90 Grove Street (Address) Ridgefield (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/02

OATH OR AFFIRMATION

I, James Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Giordano Dellacamera Securities, as of 12/31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

Subscribed and Sworn to before me this 28 day of Feb, 2002

NOTARY PUBLIC

My Commission Expires Mar. 31, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIORDANO-DELLACAMERA SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
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Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member
Giordano-DellaCamera Securities, LLC

We have audited the accompanying statements of financial condition of Giordano-DellaCamera Securities, LLC (a Delaware limited liability company) as of December 31, 2001 and December 31, 2000, and the related statements of loss, changes in member's capital, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Giordano-DellaCamera Securities, LLC as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages x and xi is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 15, 2002

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570

e-mail address: info@reynoldsrowella.com

EXHIBIT A

GIORDANO-DELLACAMERA SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
ASSETS		
ASSETS		
Cash	$ 890	$ 26,810
Receivable from broker-dealers and clearing organizations	429,923	1,593,933
Marketable securities, at market value	57,320	426,393
Non-marketable securities, at market value	37,500	-
Investment in closely held business	90,000	-
Property and equipment, net	310,731	253,415
Other assets	28,827	15,080
TOTAL ASSETS	$ 955,191	$ 2,315,631
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Management fees payable	$ 120,276	$ 50,000
Accrued expenses	200,822	279,400
Securities sold, not yet purchased, at market value	-	1,022,000
TOTAL LIABILITIES	321,098	1,351,400
COMMITMENTS	-	-
MEMBER'S EQUITY	634,093	964,231
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 955,191	$ 2,315,631

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

GIORDANO-DELLACAMERA SECURITIES, LLC
STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
REVENUES		
Commissions	$ 1,439,765	$ 391,324
Gains on firm securities trading accounts	1,211,232	411,018
Interest and dividends	17,731	24,443
Other income	79,888	100,834
TOTAL REVENUES	2,748,616	927,619
OPERATING EXPENSES:		
Employee compensation and benefits	1,393,594	733,975
Floor brokerage, exchange, and clearance fees	243,501	121,710
Office expense	64,032	21,662
Professional fees	220,236	229,686
Research expense	188,590	76,743
Management fees	514,276	200,000
Marketing expense	14,612	21,795
Interest expense	15,759	14,939
Other expense	8,105	5,650
Rent and utilities	225,115	41,966
Depreciation expense	85,387	22,976
Maintenance and repair	13,833	8,175
Travel and entertainment	91,714	20,278
TOTAL OPERATING EXPENSES	3,078,754	1,519,555
NET LOSS	$ (330,138)	$ (591,936)

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

GIORDANO-DELLACAMERA SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
BEGINNING CAPITAL	$ 964,231	$ -
Net loss	(330,138)	(591,936)
Capital contributed	-	1,556,167
ENDING CAPITAL	$ 634,093	$ 964,231

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

GIORDANO-DELLACAMERA SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (330,138)	$ (591,936)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	85,387	22,976
Decrease (increase) in assets:		
Receivable from broker dealers and clearing organizations	1,164,010	(1,593,933)
Marketable securities	331,573	(426,393)
Other assets	(13,747)	(15,080)
(Decrease) Increase in liabilities:		
Management fees payable	(70,276)	50,000
Accrued expenses	(78,578)	279,400
Securities short market value	(1,022,000)	1,022,000
Total adjustments	396,369	(661,030)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	66,231	(1,252,966)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(142,703)	(80,080)
Investment in closely held business	(90,000)	-
NET CASH USED IN INVESTING ACTIVITIES	(232,703)	(80,080)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	1,359,856
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	1,359,856
NET INCREASE (DECREASE) IN CASH	(25,920)	26,810
CASH AT BEGINNING OF PERIOD	26,810	-
CASH AT END OF PERIOD	$ 890	$ 26,810
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 15,759	$ 14,939
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Property and equipment contributed by member	$ -0-	$ 196,311

The accompanying notes are an integral part of these financial statements.